Exhibit 99.6

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto and Atlas Copco announce autonomous drilling alliance
18 September 2008
Rio Tinto and Atlas Copco have formed an alliance to work together to develop autonomous drilling solutions for surface mining.
Rio Tinto has a substantial programme in place to develop automated systems for its surface mining operations which create safer and more efficient operations.
Atlas Copco is a world leader in the manufacture and support of drills used in the mining and civil industries. The company has an extensive range of drills used in these industries and has significant experience in automating drill functions; particularly on its underground drill product lines.
This alliance of compatible interests will accelerate the development and deployment of autonomous drilling solutions for the surface mining industry. Benefits resulting from automating drills include improved operator safety, higher precision of the drilling process and improved equipment reliability resulting in superior performance.
Tom Albanese, chief executive of Rio Tinto said: “Rio Tinto is changing the face of mining. This partnership will help us to increase our lead on the rest of the mining industry and establish our position as the global leader in fully integrated, automated operations.”
“Atlas Copco is a world leader in the manufacture and support of drills used in the mining and civil industries and is the perfect partner for Rio Tinto as we lead the charge to develop the next generation of mining technologies. This development will allow for more efficient operations, delivering more tonnes, faster, with reduced carbon emissions, low costs and a safer working environment.”
Gunnar Brock, chief executive of Atlas Copco, commented: “Atlas Copco has always been at the forefront of rock drilling technology, a position we have achieved by always working close to our customers, and there are numerous examples, including civil construction, rapid and precise tunnelling and production drilling for underground mines, with results now used through out the world.”
“The surface and underground mining industries are moving faster towards automation and control technologies to increase safety and to deliver greater speed and productivity. Automation and its support is becoming an increasingly important aspect of Atlas Copco’s global business, and we look forward to a very productive cooperation with Rio Tinto for the benefit of both parties and the whole mining industry.”

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

For further information, please contact:

Rio Tinto Media Relations, London	Media Relations, Australia
Christina Mills	Ian Head
Office: +44 (0) 20 8080 1306	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban
Office: +44 (0) 20 8080 1305
Mobile: +44 (0) 7920 041 003

Media Relations, Americas
Nancy Ives
Mobile: +1 619 540 3751

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227365	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3867 1607
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Atlas CopCo Media Relations
Bjorn Rosengren,
Senior Executive Vice President and Business
Area President Construction and Mining
Technique:
Office:+46 70 417 8502
Email: questions@riotinto.com
Website: www.riotinto.com
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